ROCKWELL VENTURES INC. YEAR ENDED MAY 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

ROCKWELL VENTURES INC. YEAR ENDED MAY 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1            Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Rockwell Ventures Inc. ("Rockwell", or the "Company") for the year ended May 31, 2004.

This MD&A is prepared as of September 30, 2004. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

1.2            Overview

Rockwell Ventures Inc. ("Rockwell", or the "Company") is engaged in the business of acquiring and exploring natural resource properties.

In November 2003, Rockwell optioned the Royce Diamond Claims, in the Northwest Territories, Canada. After ground surveys and diamond drilling on focused targets failed to indicate further potential, the Company dropped its option in April 2004. In January 2004, Rockwell optioned its Ricardo copper property in Chile to Rio Tinto Mining and Exploration Ltd. ("Rio Tinto") where Rio Tinto has carried out a preliminary drilling program.

Currently, Rockwell is assessing new prospects for acquisition.

Ricardo Property, Chile

The Company holds a 100% interest in the Ricardo Property, a porphyry copper prospect located within the Calama Mining District, Chile. The property is situated on the West Fissure Fault, a structural trend that hosts a number of porphyry copper deposits, including Corporación National del Cobre de Chile's ("Codelco", Chile's national mining company) large operation called the Chuquicamata Mine. The Company is optimistic that further exploration work, financed by Rockwell or in conjunction with other partners, will identify one or more deposits on the Ricardo Property.

Rockwell's wholly-owned subsidiary Minera Ricardo Resources Inc. SA ("Minera Ricardo") has obtained a provisory mining easement and has applied for two other easements plus an injunction in an attempt to prevent Codelco from building a housing project and infrastructure over the Company's mining rights, or alternatively to receive fair compensation from Codelco. Rockwell intends to continue its litigation and negotiate with Codelco to resolve the impasse.

In early January 2004, Minera Ricardo signed a Letter of Understanding with Rio Tinto, whereby Rio Tinto can acquire a 100% interest in a majority of the claims (about 15,760 hectares) that make up the Ricardo property. Under the Letter of Understanding, to obtain its interest Rio Tinto must make annual option payments over a four-year period, totalling US$6 million. To keep the option in good standing, Rio Tinto must also spend US$4 million on exploration on the property during the four years and pay all property taxes and property maintenance costs. The first year's expenditure requirement is US$250,000 including 2000 metres of drilling and payment of US$150,000. Rockwell will retain a 1% net smelter royalty ("NSR"), with Rio Tinto also having the option to purchase the first 0.5% of the NSR for US$5 million and the remaining 0.5% of the NSR for US$7 million.

ROCKWELL VENTURES INC. YEAR ENDED MAY 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

Rio Tinto carried out 4,602 meters of drilling, distributed in 8 vertical (combined Reverse Circulation and Diamond) holes on the Ricardo Project. The drilling focused on potential porphyry copper targets. Results are currently being reviewed.

Royce Diamond Claims, Canada

In November 2003, Rockwell announced that it had entered into a property agreement with GMD Resources Ltd. ("GMD") to earn a 60% interest in the Royce Diamond Claims. The Royce property is located 110 kilometres north-northwest of the city of Yellowknife, Northwest Territories.

The Royce Claims are situated at the heads of the Wheeler Lake and Bessonette diamond indicator mineral trains, chemically compatible with the diamond stability field. The Royce targets were further defined by airborne geophysical results from previous exploration work.

Rockwell completed a two-phase exploration program on the property. During February and March 2004, detailed ground geophysical surveys were carried out at the heads of the Wheeler Lake kimberlite indicator mineral trains over six target areas. The program comprised 345-station gravity survey, twelve line-kilometers of electromagnetic surveys and 60 line kilometers of magnetic surveys, outlining a promising geophysical anomaly. Next, two holes (totaling 155 meters) were drilled to test the anomaly but failed to intersect kimberlite. Due to these results, in April 2004 the Company concluded it would not be proceeding with its option on the Royce Claims.

Market Trends

Copper prices have increased substantially over the average price of US$0.81 per pound in 2003, averaging US$1.26 per pound in the year to date. Copper reached a 15 year high of US$1.46 per pound in early October 2004.

ROCKWELL VENTURES INC. YEAR ENDED MAY 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3            Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except common shares outstanding.

	As at	As at	As at
Balance Sheet	May 31, 2004	May 31, 2003	May 31, 2002
Current assets	$1,895,141	$121,756	$597,889
Mineral properties	46,857	46,857	46,857
Other assets	32,190	28,935	70,000
Total assets	1,974,188	197,548	714,746

Current liabilities	33,406	256,003	103,787
Other liabilities	–	–	–
Shareholders equity	1,940,782	(58,455)	610,959
Total liabilities	1,974,188	197,548	714,746

	Year ended	Year ended	Year ended
Operations	May 31, 2004	May 31, 2003	May 31, 2002
Exploration	$525,619	$482,256	$1,221,271
Legal, accounting and audit	48,402	25,297	131,407
Office and administration	325,178	242,081	345,643
Shareholder communications	16,987	55,519	32,013
Travel and conference	49,325	34,125	33,883
Trust and filing	33,139	8,734	21,104
Subtotal	998,650	848,012	1,785,321
Foreign exchange loss (gain)	(34,856)	(12,936)	831
Loss (gain) on sale of marketable securities	(9,645)	–	1,298
Interest income	(28,151)	(2,368)	(4,086)
Other	25,000	21,600	(30,000)
Subtotal	950,998	854,308	1,753,364
Exploration - stock-based compensation	144,208	–	–
Stock-based compensation	300,812	–	–
Loss for the period	1,396,018	854,308	1,753,364

Basic and diluted loss per common share	(0.02)	(0.02)	(0.04)

Weighted average number of common shares outstanding	70,978,179	54,949,229	46,862,339

ROCKWELL VENTURES INC. YEAR ENDED MAY 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4            Results of Operations

Loss for the year increased to $1,396,018 in fiscal 2004 from $854,308 in fiscal 2003 due primarily to the effect of $445,020 of stock-based compensation expensed during 2004.

Exploration expenses (excluding exploration-related stock-based compensation) totaled $525,619 in fiscal 2004 due to $752,897 spent on the Royce Claims during 2004, $272,470 spent on the Ricardo Property, and $200,000 in drilling pursuant to a Farmout Agreement. These exploration expenses were offset by a recovery of $480,500 and proceeds of $220,000 on the disposal of the interest earned pursuant to the Farmout Agreement.

Costs on the Royce claims consisted, primarily, of $202,056 on drilling, $182,316 on geological wages and services, $151,524 on helicopter transportation and $140,788 on various site activities (camp and drill support). At Ricardo, work during 2004 consisted of monitoring of the exploration program and costs were similar to that in 2003.

Administrative costs increased to $473,031 in fiscal 2004 from $365,756 in fiscal 2003 due primarily to the increased activity of the Company, especially during the execution of the Royce exploration program. This caused office and administration expenses to increase to $325,178 from $242,081 in the previous fiscal year. Shareholder communications decreased to $16,987 in fiscal 2004 from $55,519 in fiscal 2003. Costs were higher in 2003 due to the shareholder communications efforts related to the Haut Plateau property. Legal, accounting and audit increased to $48,402 in fiscal 2004 from $25,297 in fiscal 2003 due to increased regulatory compliance costs.

Stock-based compensation increased to $445,020 in fiscal 2004 from $nil in fiscal 2003 due to an increase in the number of options granted during 2004 (5,065,500) over 2003 (60,000) and the general increase in the Company's stock price during the year. Interest income increased to $28,151 in fiscal 2004 from $2,368 in fiscal 2003 due to higher cash balances on hand. There was a gain on the sale of marketable securities of $9,645 in fiscal 2004 due to the sale of the Company's portfolio holdings of Geostar Metals Inc.

ROCKWELL VENTURES INC. YEAR ENDED MAY 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5            Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts.

	May 31	Feb 29	Nov 30	Aug 31	May 31	Feb 28	Nov 30	Aug 31
	2004	2004	2003	2003	2003	2003	2002	2002
Current assets	1,895	2,967	89	93	122	137	349	549
Mineral properties	47	97	47	47	47	47	47	47
Other assets	32	29	29	29	29	33	105	70
Total assets	1,974	3,093	165	169	198	217	501	666

Current liabilities	33	666	472	355	256	60	13	11
Shareholders equity	1,941	2,428	(308)	(186)	(58)	157	488	655
Total liabilities	1,974	3,094	164	169	198	217	501	666

Working capital	1,861	2,301	(383)	(262)	(134)	77	336	538

Expenses
Exploration	(97)	463	79	80	120	217	91	54
Legal, accounting and audit	18	15	14	1	12	6	7	–
Office and administration	73	109 136	97	46	56	74	58	54
Shareholder communications	2	8	6	–	–	43	6	6
Travel and conference	20	29	–	–	22	–	–	12
Trust and filing	2	22	8	1	(2)	6	4	–
Subtotal	115	210	125	48	88	129	75	72
Exploration	384	(3)	79	80	120	217	91	54
Subtotal	499	207	204	128	208	346	166	126
Foreign exchange loss (gain)	(13)	(22)	–	1	1	(15)	1	–
Gain on sale of marketable	(10)	–	–	–	–	–	–	–
securities
Interest income	(12)	(15)	–	(2)	–	–	(1)	–
Write down of marketable	25	–	–	–	5	–	–	17
securities
Subtotal	489	170	204	127	214	331	166	143
Exploration - stock-based	(14)	143	–	–	–	–	–	–
compensation
Stock-based compensation	95	180	–	–	–	–	–	–
Other	–	–	–	–	–	–	–	–
Loss for the period	570	493	204	127	214	331	166	143

Basic and diluted loss per	(0.01)	(0.01)	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)
share

Weighted average number of
common shares outstanding
(thousands)	70,978	80,437	55,208	55,199	54,949	55,199	55,199	54,176

1.6            Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

ROCKWELL VENTURES INC. YEAR ENDED MAY 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

At May 31, 2004, the Company had working capital of approximately $1.9 million, which is sufficient to fund its known commitments.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

On December 31, 2003, the Company completed a private placement (note 8(b)) which included $1,380,000 in flow-through financing. At May 31, 2004, the Company was committed to incur prior to December 31, 2004, on a best-efforts basis, approximately $610,000 in qualifying Canadian exploration expenditures pursuant to this flow-through private equity placement

1.7            Capital Resources

The Company had no commitments for capital expenditures as of May 31, 2004.

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

1.8            Off-Balance Sheet Arrangements

Not applicable

1.9            Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") carries out investor relations, geological, corporate development, administrative and other management services for, and incurs third party costs on behalf of the Company. Rockwell reimburses HDI on a full cost-recovery basis.

Costs for services rendered by HDI to the Company decreased to $362,377 in fiscal 2004, as compared to $392,378 in fiscal 2003 and $490,291 in fiscal 2002.

Hunter Dickinson Group Inc. ("HDGI") is a private company with certain directors in common that provides consulting services at market rates to the Company. The Company paid nil to HDGI, a decrease from $19,375 paid in fiscal 2003.

During the year ended May 31, 2004, the Company paid $9,957 (2003 – $7,026; 2002 – $46,379) to Gordon J. Fretwell Law Corporation, a private company controlled by a director of the Company.

During the year ended May 31, 2004, the Company paid $26,083 (2003 – $43,727; 2002 – $25,352) to Euro-American Capital Corporation, a private company controlled by a director of the Company.

ROCKWELL VENTURES INC. YEAR ENDED MAY 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.10           Fourth Quarter

Loss for the period increased to $570,000 in the quarter ended May 31, 2004 from $494,000 in the quarter ended February 29, 2004 and increased from $214,000 in the quarter ended May 31, 2003.

Exploration expenses totaled $604,000 (offset by $220,000 receivable on disposition of the Farmout interest) in the quarter ended May 31, 2004 as the Company completed its work on the Royce Project. This compares to exploration expenses of $463,000 (offset by $480,500 in recoveries) in the quarter ended February 29, 2004 and $120,000 in the quarter ended May 31, 2003.

Administrative costs decreased to $115,000 in the quarter ended May 31, 2004 from $185,000 in the quarter ended February 29, 2004 as a result of decreased activity due to the end of the Royce project and increased from $87,000 in the quarter ended May 31, 2003 due to greater activity of the Company over the previous year. Office and administration decreased to $73,000 in the quarter ended May 31, 2004 from $109,000 in the quarter ended February 29, 2004 due to the end of the Royce project and increased from $56,000 in the quarter ended May 31, 2003.

Stock-based compensation decreased to $81,000 in the quarter ended May 31, 2004 from $364,000 in the quarter ended February 29, 2004 as a result of certain options having vested during the previous quarter.

Interest income decreased to $12,000 in the quarter ended May 31, 2004 from $15,000 in the quarter ended February 29, 2004 due to decreased cash balances. Interest income was $nil in the quarter ended May 31, 2003.

1.11           Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12           Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13           Changes in Accounting Policies including Initial Adoption

None.

1.14           Financial Instruments and Other Instruments

None.

ROCKWELL VENTURES INC. YEAR ENDED MAY 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15            Other MD&A Requirements

1.15.1         Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.2         Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs;

               The required disclosure is presented in note 7 of the accompanying financial statements.

(b) expensed research and development costs;

               Not applicable.

(c) deferred development costs;

               Not applicable.

(d) general and administration expenses; and

               The required disclosure is presented in the Consolidated Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

               None.

ROCKWELL VENTURES INC. YEAR ENDED MAY 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3         Disclosure of Outstanding Share Data

The following details the share capital structure as at September 30, 2004, which is the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				93,138,275

Share purchase options	April 6, 2005	$ 0.16	50,000
	July 29, 2005	0.10	30,000
	May 20, 2005	0.10	45,000
	May 20, 2005	0.12	25,500
	May 20, 2005	0.15	4,920,000
	May 20, 2005	0.16	45,000
	May 19, 2006	0.08	120,000	5,235,500

Warrants	December 31, 2005	0.10	37,187,500	37,187,500

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

The Company's auditors have not reviewed this MD&A or the unaudited quarterly financial statements to which this MD&A relates.